UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: August 26, 2015

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement of 2015 Interim Results
99.2	Press release dated August 26, 2015

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

Announcement of 2015 Interim Results (Unaudited)

FINANCIAL AND BUSINESS SUMMARY
	First half of 2015	% change over First half of 2014

Net production of oil and gas*	240.1 million BOE	13.5%
Oil and gas sales	RMB77.03 billion	(34.2%)
Consolidated net profit	RMB14.73 billion	(56.1%)
Basic earnings per share	RMB0.33	(56.1%)
Diluted earnings per share	RMB0.33	(56.1%)
Interim dividend (tax inclusive)	HK$0.25 per share	–

* Including our interest in equity-accounted investees, which is approximately 9.0 million BOE.

CHAIRMAN’S STATEMENT

Dear Shareholders,

In the first half of 2015, the world economic recovery was slow, the economic growth in China stabilized from slowing down and saw signs of bottoming out, while international oil prices continued to hover at low levels. In view of the challenges from the external environment, staff at all levels of the Company worked hand in hand and took the initiative to adapt to the “New Normal”. We made further progress in our focus on the “Year of Quality and Efficiency” program and achieved notable results.

During the period, the Company moved forward steadily on its oil and gas exploration activities and achieved encouraging results. Positive momentum continued in our exploration activities offshore China. Our construction projects also progressed smoothly with majority of the new projects commencing production ahead of schedule. Our efforts to reduce costs and enhance efficiency in our development and production operations achieved outstanding results and oil and gas production significantly increased year over year. Under the low oil prices environment, the Company was able to maintain its profitability and healthy financial position. All-in cost per BOE was well managed. Meanwhile, the Company maintained a good record in health, safety and environmental protection.

In view of the Company’s financial position and in accordance with its dividend policy, the Board of Directors has declared an interim dividend of HK$0.25 per share (tax inclusive) for the first half of 2015.

Looking forward to the second half of the year and beyond, the Company expects the severe operating environment to continue. There is little optimism in the world’s macro-economic environment; international oil prices are expected to remain at a low level and competition in China’s natural gas market is expected to intensify. We will fortify our confidence about the future, remain steadfast in implementing our established strategy, and pursue high-quality, effective and sustainable development.

We will focus more on economic efficiency. The development of the Company in the future will be driven by both production and economic efficiency instead of only by production volume. We will emphasize economic production volume rather than focus solely on production growth. We will strive to minimize cyclical fluctuations in production profile and enhance our competitiveness during downturn periods.

On overseas development, we will strengthen the concept of “assets management” and balance the relationship between scale and profitability of our assets. We will continue to optimize our asset portfolio and raise the profitability of the overseas assets. At the same time, we will integrate our various resources from a global perspective which cover technologies, talents, management and capital in order to enhance our international profile to a higher level.

Meanwhile, we will continue to treat production safety as the Company’s most fundamental value which we will conscientiously pursue. We will continue to strengthen our safety management and to identify and solve hidden safety problems in order to eradicate potential major accidents to ensure our sustainable long-term development.

Dear shareholders, in view of the complicated and volatile external environment, we will closely monitor the international economy and the trend of industry development. We will observe international practices and take an active part in global competition. We will also put in strong efforts to remain at the forefront of the industry, utilize our advantages, establish first class international competitiveness, and continue to create greater value for our shareholders.

YANG Hua

Chairman

Hong Kong, 26 August 2015

CEO’S STATEMENT

Dear Shareholders,

During the first half of 2015, faced with the low international oil prices environment, our staff at all levels have taken proactive steps by making tremendous efforts to reduce costs and enhance efficiency. The concept of efficiency has also been infiltrated into our various operational activities while measures were taken to streamline the management structure and raise the standard of management. As a result of these initiatives, favourable results were achieved during the period: our exploration, development and production activities have maintained stable growth, and major financial indicators remained healthy.

REVIEW OF THE FIRST HALF OF THE YEAR

In the area of exploration, the Company made six new discoveries and drilled 21 successful appraisal wells. In offshore China, the Company made a mid-sized light crude oil discovery in Eastern South China Sea, namely Liuhua 20-2, which is expected to facilitate the joint development with the neighbouring Liuhua 16-2 and Liuhua 23-1 oil and gas structures. The Company also made another mid-sized discovery in Bohai, namely Penglai 20-2.

On development and production, during the first half of the year, net oil and gas production reached 240.1 million BOE, representing a 13.5% increase year over year. With the new projects commencing production, our production volume offshore China increased significantly by 19.1%. The Company also achieved steady production growth overseas, mainly attributable to the Golden Eagle project in the U.K. North Sea which commenced production in the second half of last year, as well as production ramp-up of the Eagle Ford project in the U.S. and the Missan oilfields in Iraq.

Construction of new projects also progressed smoothly. To date, of the seven projects that were planned to commence production this year, five have already commenced production, including Jinzhou 9-3 oilfield comprehensive adjustment, Bozhong 28/34 oilfields comprehensive adjustment, Kenli 10-1 oilfield and Dongfang 1-1 gas field phase one adjustment which all commenced production in the first half of the year, as well as Luda 10-1 oilfield comprehensive adjustment which commenced production in July. Benefitting from our measures to reduce costs and increase efficiency, a number of projects have commenced production earlier than schedule and the respective costs were lower than targeted budget.

With regard to our financial performance, the Company effectively controlled its costs benefitting from our measures to reduce costs and enhance efficiency. Compared to the same period last year, all-in cost per BOE decreased 4.5% year over year to US$41.24, of which operating cost per BOE decreased significantly by 18.5%. The significant decline in international oil prices has however offset the positive impact of the oil and gas production growth. During the period, oil and gas sales revenue was RMB77.03 billion, representing a decline of 34.2% year over year. Net profit was RMB14.73 billion and earnings per share was RMB0.33, representing a decline of 56.1% year over year.

The Company always places health, safety and environmental protection as its top priority. In the first half of the year, by insisting on high standards in these areas, the safety of the staff members and the stability of our production operation were ensured.

OUTLOOK FOR THE SECOND HALF OF THE YEAR

In the second half of the year, facing challenges from the weakness of the global economy and persistently low international oil prices, we will continue to push ahead the “Year of Quality and Efficiency” program, with emphasis on the following areas:

Firstly, to strengthen measures to reduce costs and enhance efficiency. We will strictly control costs, raise the quality and efficiency of our future development and expand our achievements in all areas while maintaining health, safety and environmental protection.

Secondly, to meticulously organize production operation. We will carry out our oil and gas exploration and development by focusing on economic benefits, accelerate the assessment of important exploration targets and advance the integration of exploration and development. We will also maximize our efforts to ensure base production of the existing oil and gas fields, to bring forward new project construction and to ensure that our annual production targets are met.

Thirdly, to enforce a safety culture and ensure safe and stable oil and gas operation. We will be fully prepared for the upcoming typhoon season in the second half of the year offshore China and implement the measures related to typhoon prevention and staff evacuation. We will also strengthen the management of overseas safety and environmental protection and ensure smooth progress of production operations.

We will effectively execute the year’s operational strategy under the guidance of the Company’s growth strategy, proactively deal with the adverse environment of low oil prices and ensure that all annual production and operation targets for the year are achieved.

LI Fanrong

Chief Executive Officer

Hong Kong, 26 August 2015

INTERIM RESULTS

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce the unaudited interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2015 as follows:

INTERIM CONDENSED CONSOLIDATED STATEMENT

OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2015

(All amounts expressed in millions of Renminbi, except per share data)

			Six months ended 30 June
	Notes		2015 (Unaudited)	2014 (Unaudited)
REVENUE
Oil and gas sales	2		77,034	117,095
Marketing revenues	2		11,410	19,673
Other income			1,145	2,032

			89,589	138,800

EXPENSES
Operating expenses			(13,593)	(14,685)
Taxes other than income tax	4	(ii)	(5,532)	(7,793)
Exploration expenses			(4,481)	(4,742)
Depreciation, depletion and amortisation			(36,757)	(27,966)
Special oil gain levy			(59)	(11,971)
Impairment and provision			(1,385)	-
Crude oil and product purchases	2		(10,565)	(18,481)
Selling and administrative expenses			(2,544)	(3,424)
Others			(999)	(1,289)

			(75,915)	(90,351)

PROFIT FROM OPERATING ACTIVITIES			13,674	48,449
Interest income			503	577
Finance costs	3		(2,849)	(2,302)
Exchange loss, net			(185)	(163)
Investment income			1,219	1,253
Share of profits of associates			179	85
Share of profit of a joint venture			212	533
Non-operating income, net			66	215

PROFIT BEFORE TAX			12,819	48,647
Income tax credit/(expense)	4	(i)	1,914	(15,054)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT			14,733	33,593

OTHER COMPREHENSIVE (EXPENSE)/INCOME
Items that may be subsequently reclassified to profit or loss:
Net gain on available-for-sale financial assets, net of tax			31	1,358
Exchange differences on translation of foreign operations			(123)	1,261
Share of other comprehensive (expense)/income of associates			(22)	3
Other items that will not be reclassified to profit or loss			9	-

OTHER COMPREHENSIVE (EXPENSE)/INCOME FOR THE PERIOD, NET OF TAX			(105)	2,622

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT			14,628	36,215

EARNINGS PER SHARE FOR THE PERIOD ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic (RMB Yuan)	5		0.33	0.75
Diluted (RMB Yuan)	5		0.33	0.75

Details of the interim dividends declared for the period are disclosed in note 10.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30 JUNE 2015

(All amounts expressed in millions of Renminbi)

		30 June	31 December
	Notes	2015 (Unaudited)	2014 (Audited)
NON-CURRENT ASSETS
Property, plant and equipment		457,348	463,222
Intangible assets		15,855	16,491
Investments in associates		4,093	4,100
Investment in a joint venture		21,312	21,150
Available-for-sale financial assets		5,319	5,337
Deferred tax assets		9,802	5,877
Other non-current assets		6,768	5,974

Total non-current assets		520,497	522,151

CURRENT ASSETS
Inventories and supplies		10,575	10,608
Trade receivables	6	24,767	29,441
Derivative financial assets		31	303
Available-for-sale financial assets		73,237	54,030
Other current assets		7,531	8,573
Time deposits with maturity over three months		17,310	22,835
Cash and cash equivalents		17,891	14,918

Total current assets		151,342	140,708

CURRENT LIABILITIES
Loans and borrowings	8	24,889	31,180
Trade and accrued payables	7	38,502	52,192
Derivative financial liabilities		24	316
Other payables and accrued liabilities		21,355	11,499
Taxes payable		8,302	8,311

Total current liabilities		93,072	103,498

NET CURRENT ASSETS		58,270	37,210

TOTAL ASSETS LESS CURRENT LIABILITIES		578,767	559,361

NON-CURRENT LIABILITIES
Loans and borrowings	8	123,559	105,383
Provision for dismantlement		56,782	52,433
Deferred tax liabilities		13,801	20,189
Other non-current liabilities		1,654	1,746

Total non-current liabilities		195,796	179,751

NET ASSETS		382,971	379,610

EQUITY
Equity attributable to owners of the parent
Issued capital	9	43,081	43,081
Reserves		339,890	336,529

TOTAL EQUITY		382,971	379,610

NOTES

30 JUNE 2015

(All amounts expressed in millions of Renminbi, unless otherwise stated)

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2015 have been prepared in accordance with International Accounting Standard 34 and Hong Kong Accounting Standard 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2014.

Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2014. The adoption of amendments to International Financial Reporting Standards/Hong Kong Financial Reporting Standards and the new interpretation effective for the current interim period commenced from 1 January 2015 does not have any material impact on the accounting policy adopted, interim financial position or performance of the Group.

2.	OIL AND GAS SALES AND MARKETING REVENUES

Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties, obligations to governments and other mineral interest owners. Revenue from the sale of oil and gas is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. Revenue from the production of oil and gas in which the Group has a joint interest with other producers is recognised based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Marketing revenues principally represent the sales of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the interim condensed consolidated statement of profit or loss and other comprehensive income. In addition, the Group’s marketing activities in North America involves entering into contracts to purchase and sell crude oil, natural gas and other energy commodities, and use derivative contracts, including futures, forwards, swaps and options for hedging and trading purposes (collectively derivative contracts). Any change in the fair value of the derivative contracts is also included in marketing revenues.

3.	FINANCE COSTS

Accretion expenses of approximately RMB1,254 million (six months ended 30 June 2014: approximately RMB1,150 million) relating to the provision for dismantlement liabilities have been recognised in the interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended 30 June 2015.

4.	TAX

(i)      Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2014: 16.5%) on profits arising in or derived from Hong Kong.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008. The corporate income tax which is subjected in Hong Kong is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

4.	TAX (continued)

(i)      Income tax (continued)

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 56% (2014: 10% to 62%). On 26 March 2015, the U.K. government decreased the combined income tax rate on North Sea oil and gas activities from 62% to 50% with effect from 1 January 2015.

(ii)	Other taxes

The Company’s PRC subsidiaries pay the following other taxes and dues:

—	Production taxes at the rate of 5% on independent production and production under production sharing contracts;

—	Resource taxes (reduced tax rates may apply to specific products and fields) on the oil and gas sales revenue (excluding production taxes) derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields starting from 1 November 2011, which replaced the royalties for oil and gas fields, except for those under production sharing contracts signed before 1 November 2011 which will be subject to related resource taxes requirement after the expiration of such production sharing contracts. The resource tax rate has been changed from 5% to 6% since 1 December 2014.

—	Export tariffs at the rate of 5% on the export value of petroleum oil;

—	Business tax at rates of 3% to 5% or value-added tax at the rate of 6% on other income;

—	City construction tax at the rate of 1% or 7% on the actual paid production taxes, business tax and value-added tax;

—	Educational surcharge at the rate of 3% on the actual paid production taxes, business tax and value-added tax; and

—	Local educational surcharge at the rate of 2% on the actual paid production taxes, business tax and value-added tax.

In addition, other taxes paid and payable by the Company’s non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, budgeted operating and capital expenditure.

5.	EARNINGS PER SHARE

	Six months ended 30 June
	2015	2014
	(Unaudited)	(Unaudited)
Earnings:
Profit for the period attributable to
ordinary equity holders for the basic and
diluted earnings per share calculation	14,733	33,593

Number of shares:
Weighted average number of ordinary shares for
the purpose of basic earnings per share calculation	44,647,455,984	44,647,455,984
Effect of dilutive potential ordinary shares under
the share option schemes	59,054,410	89,768,572

Weighted average number of ordinary shares for
the purpose of diluted earnings per share	44,706,510,394	44,737,224,556

Earnings per share ‒ Basic (RMB Yuan)	0.33	0.75

‒ Diluted (RMB Yuan)	0.33	0.75

6.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest bearing.

As at 30 June 2015 and 31 December 2014, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and no receivables are past due.

7.	TRADE AND ACCRUED PAYABLES

As at 30 June 2015 and 31 December 2014, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest bearing.

8.	LOANS AND BORROWINGS

The details of notes issued during the period ended 30 June 2015 are as follows:

Issued by	Maturity	Coupon Rate
			Principal Amount
			USD million
CNOOC Finance (2015) U.S.A. LLC	Due in 2025	3.500%	2,000
CNOOC Finance (2015) Australia Pty Ltd	Due in 2020	2.625%	1,500
CNOOC Finance (2015) Australia Pty Ltd	Due in 2045	4.200%	300

The details of note repaid during the period ended 30 June 2015 are as follows:

Repaid by	Maturity	Coupon Rate
			Principal Amount
			USD million
Nexen	Due in 2015	5.2%	126

All the notes issued mentioned above were guaranteed by the Company.

9.	SHARE CAPITAL

	Number of shares	Issued share capital equivalent of
		RMB million
Issued and fully paid shares:
Ordinary shares of HK$0.02 each as at 1 January 2014	44,647,455,984	949
Transfer from share premium and capital redemption reserve upon abolition of par value*	–	42,132

As at 31 December 2014 (audited)	44,647,455,984	43,081

As at 30 June 2015 (unaudited)	44,647,455,984	43,081

*	The Hong Kong Companies Ordinance (Chapter 622), becoming effective on 3 March 2014, abolishes the concept of nominal value and requirements for authorised share capital.

10.	DIVIDENDS

On 26 August 2015, the board of Directors (the “Board”) declared an interim dividend of HK$0.25 (tax inclusive) per share (six months ended 30 June 2014: HK$0.25 (tax inclusive) per share), totalling approximately HK$11,162 million (tax inclusive) (equivalent to approximately RMB8,802 million (tax inclusive)) (six months ended 30 June 2014: approximately RMB8,860 million (tax inclusive)), based on the number of issued shares as at 30 June 2015.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese resident enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

11.	SEGMENT INFORMATION

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating segments: exploration and production (“E&P”), trading business and corporate. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segment separately. The Group evaluates the performance of each segment based on segment profit or loss.

The following table presents revenue, profit, assets and liabilities information for the Group’s operating segments.

	E&P		Trading business		Corporate		Eliminations		Consolidated
	Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Segment revenue
Sales to external customers:
Oil and gas sales	77,034	117,095	–	–	–	–	–	–	77,034	117,095
Marketing revenues	–	–	11,410	19,673	–	–	–	–	11,410	19,673
Intersegment revenues	6,655	8,121	–	–	–	–	(6,655)	(8,121)	–	–
Other income	1,078	1,466	15	87	76	487	(24)	(8)	1,145	2,032

Total	84,767	126,682	11,425	19,760	76	487	(6,679)	(8,129)	89,589	138,800

Segment result
Profit for the period	19,807	40,941	549	519	3,442	456	(9,065)	(8,323)	14,733	33,593

	E&P		Trading business		Corporate		Eliminations		Consolidated
	30 June 2015	31 December 2014	30 June 2015	31 December 2014	30 June 2015	31 December 2014	30 June 2015	31 December 2014	30 June 2015	31 December 2014
	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Other segment information
Segment assets	541,096	525,655	3,602	8,671	375,404	392,945	(248,263)	(264,412)	671,839	662,859

Segment liabilities	(349,372)	(381,342)	(2,097)	(7,142)	(146,685)	(111,311)	209,286	216,546	(288,868)	(283,249)

12.	SUBSEQUENT EVENTS

(i)	On 15 July 2015, an emulsion leak from a pipeline was discovered within Nexen’s Long Lake operations, located south of Fort McMurray, Alberta. The estimated size of the leak is 5,000 m3 over an area of approximately 16,000 m2 mostly within a compacted pipeline corridor. The affected wells were suspended, and Nexen’s emergency response plan was activated. Cleanup and site remediation are well underway, guided by an Environmental Protection Order issued by the Alberta Energy Regulator. The Emergency Operations Centre has transitioned to Operations Services, who are managing the K1A recovery program. Reasonable estimates for the financial effect of cleanup and remediation of the site cannot be made at this time.

(ii)	On 10 August 2015, the Company received a Notice Calling for Responses from the Qingdao Maritime Court of the People’s Republic of China for a public interest action filed by China Biodiversity Conservation and Green Development Foundation (the “Plaintiff”) in relation to the Penglai 19-3 oilfield oil spill accidents which occurred in June 2011 (the “Penglai 19-3 Oilfield Oil Spill Accidents”) (the “Claim”). The Claim is lodged against ConocoPhillips China Inc. (a subsidiary of a US based oil company, ConocoPhillips) and CNOOC China Limited (together, the “Defendants”).

The Plaintiff requires the Defendants to: (1) restore the ecological environment in the Bohai Bay as damaged by the Penglai 19-3 Oilfield Oil Spill Accidents so that the environment will be brought back to its original condition before the accidents occurred; (2) if the Defendants fail to set up and implement a scientific plan to restore the ecological environment in the Bohai Bay within three months after a court judgment is granted in favor of the Plaintiff, establish a fund specifically for the restoration of the ecological environment in the Bohai Bay. Such fund shall be supervised by a professional public welfare foundation and the total amount of such fund shall be fixed based on the estimated costs for restoring the ecological environment in the Bohai Bay as determined by a professional institution; and (3) bear all litigation costs incurred by the Plaintiff in connection with the Claim.

CNOOC China Limited has engaged PRC lawyers in relation to the Claim and intends to defend the Claim vigorously.

AUDIT COMMITTEE

The Audit Committee of the Board of the Company has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2015 are unaudited, but have been reviewed by Deloitte Touche Tohmatsu in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. This interim results for the six months ended 30 June 2015 has been reviewed by the Audit Committee.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this announcement, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the six months ended 30 June 2015.

CORPORATE GOVERNANCE CODE AND CORPORATE GOVERNANCE REPORT

For the six months ended 30 June 2015, the Company has complied with relevant code provisions set out in Appendix 14 to the Listing Rules, except for the deviation from the code provision (“Code Provision”) A.4.1 of the Corporate Governance Code and Corporate Governance Report (“Corporate Governance Code”). The following summarises the requirement under the above-mentioned Code Provision A.4.1 and the reason for such deviation.

Code Provision A.4.1

Under Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing independent non-executive directors of the Company is appointed for a specific term. This constitutes a deviation from Code Provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the incumbent independent non-executive directors of the Company have retired from the office by rotation and have been re-elected in the past three years (with the exception of Mr. Kevin G. Lynch, who was appointed on 1 March 2014 and was re-elected at the annual general meeting of the Company on 23 May 2014). Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the Corporate Governance Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics for Directors and Senior Management (“Code of Ethics”) incorporating the Model Code as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2015, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CHANGES IN INFORMATION OF Directors

Pursuant to Rule 13.51(B) of the Listing Rules, the change in information of Directors of the Company during the six months ended 30 June 2015 is set out below:

Name of Director	Details of Changes

Wang Yilin	Resignation as Chairman of the Board and Chairman of the Nomination Committee and non-executive director of the Company with effect from 19 May 2015

Yang Hua	Appointed as Chairman of the Board and Chairman of the Nomination Committee of the Company and no longer served as Vice-chairman of the Board with effect from 19 May 2015

Tse Hau Yin, Aloysius	Linmark Group Limited, at which he has been serving as independent non-executive director, has changed its name to Daohe Global Group Limited with effect from 23 June 2015

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in the Company’s annual report for the year ended 31 December 2014, other than those disclosed in this announcement and the 2015 interim report of the Company.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 14 September 2015 (Monday) to 18 September 2015 (Friday) (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 11 September 2015 (Friday). The interim dividend will be paid on or around 13 October 2015 (Tuesday) to shareholders whose names appear on the register of members on 18 September 2015 (Friday).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2015 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management”, the Company has been confirmed as a resident enterprise of People’s Republic of China (“PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2015 interim dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at 18 September 2015 who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2015 interim dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the individual income tax in respect of the 2015 interim dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at 18 September 2015. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the Shanghai-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2015 interim dividend after withholding for payment the 10% enterprise income tax.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non- resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between the mainland of China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 11 September 2015 (Friday).

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on 18 September 2015. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

By Order of the Board

Zhong Hua

Joint Company Secretary

Hong Kong, 26 August 2015

As at the date of this announcement, the Board comprises the following:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors Yang Hua (Chairman) Lv Bo Wang Jiaxiang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

FORWARD-LOOKING STATEMENTS

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to the terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2014 Annual Report on Form 20-F filed on 22 April 2015. Consequently, all of the forward-looking statements made in this announcement are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

Exhibit 99.2

For Immediate Release

Lowering Costs and Enhancing Efficiency Program Achieved Remarkable Results

Steady Development with Solid Performance in 1H 2015

(Hong Kong, August 26, 2015) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883, TSX: CNU) today announced its interim results for the six months ended June 30, 2015.

In the first half of the year, the Company ensured spending in exploration in its core area offshore China, and prioritized mature areas and rolling areas to improve utilization of exploration resources. The Company made six new discoveries and drilled 21 successful appraisal wells. In offshore China, the Company made a mid-sized light crude oil discovery in Eastern South China Sea, namely Liuhua 20-2, which is expected to facilitate the joint development with the adjacent Liuhua 16-2 and Liuhua 23-1 oil and gas structures. The Company also made a mid-sized discovery in Bohai, namely Penglai 20-2.

Benefiting from the lowering costs and enhancing efficiency program, of the seven projects scheduled to come on stream in 2015, the Jinzhou 9-3 oilfield comprehensive adjustment, Bozhong 28/34 oilfields comprehensive adjustment, Kenli 10-1 oilfield, Dongfang 1-1 gas field phase one adjustment and Luda 10-1 oilfield comprehensive adjustment have successfully commenced production, and several came on stream ahead of schedule and under budget. The other two new projects are progressing smoothly.

During the period, the Company changed the performance evaluation system to motivate subsidiaries to implement more stringent cost control mechanisms, optimized management mechanisms and conducted special programs to reduce operation costs, and fully utilized the market mechanism to lower the costs of services and supplies. These initiatives allowed the Company to effectively control its costs. The Company’s all-in cost was US$41.24 per barrel of oil equivalent (BOE), down 4.5% year-on-year (yoy), while operating cost was US$9.60 per BOE, down 18.5% yoy.

For the first half of the year, the Company’s total net oil and gas production reached 240.1 million BOE, up 13.5% yoy, primarily due to the production contribution from newly commenced projects in Bohai and the Eastern South China Sea. Production from offshore China rose by 19.1% yoy to 156.3 million BOE and production from overseas was 83.9 million BOE, up 4.4% yoy. The Company’s 2015 full year production target of 475-495 million BOE remains unchanged.

The Company’s average realized oil price was US$57.53 per barrel in the first half of 2015, representing a decline of 45.9% yoy, while the average realized natural gas price rose by 1.7% yoy to US$6.55 per thousand cubic feet. Due to the substantial decline in realized oil prices, the Company’s oil and gas sales revenue were RMB77.03 billion, representing a decline of 34.2% yoy, and net profit fell 56.1% yoy to RMB14.73 billion.

Mr. Yang Hua, Chairman of the Company, said, “In view of the challenges from the external environment, staff at all levels of the Company worked hand in hand, made further progress in our focus on the “Year of Quality and Efficiency” program and achieved favourable results. We will fortify our confidence about the future, remain steadfast in implementing our established strategy, and pursue high-quality, effective and sustainable development.”

Mr. Li Fanrong, CEO of the Company, said, “In the first half of 2015, the Company made tremendous efforts to reduce costs and enhance efficiency. As a result of these initiatives, our exploration, development and production activities have maintained stable growth, and major financial indicators remained healthy. In the second half of the year, we will effectively execute the year’s operational strategy under the guidance of the Company’s growth strategy, proactively deal with the adverse environment of low oil prices and ensure that all annual production and operation targets for the year are achieved.”

In the first half of the year, the Company’s basic earnings per share reached RMB0.33. The Board has declared an interim dividend of HK$0.25 per share (tax inclusive).

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2014 Annual Report on Form 20-F filed on 22 April 2015.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Michelle Zhang

Deputy Manager, Media / Public Relations

CNOOC Limited

Tel: +86-10-8452-6642

Fax: +86-10-8452-1441

E-mail: MR@cnooc.com.cn

Ms. Cathy Zhang

Hill+Knowlton Strategies Asia
Tel: +852-2894 6211
Fax: +852-2576 1990

E-mail: cathy.zhang@hkstrategies.com